Exhibit (12)
THE McGRAW-HILL COMPANIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2006		2005		2004		2003		2002
	(In thousands of dollars)
Earnings
Earnings from continuing operations before income tax expense (a)(b)(c)(d)(e)	$1,404,823		$1,359,962		$1,168,905		$1,113,676		$883,492
Fixed charges (e)	90,140		80,411		75,856		72,411		76,094

Total Earnings	$1,494,963		$1,440,373		$1,244,761		$1,186,087		$959,586

Fixed Charges(e)
Interest expense	$26,637		$19,622		$15,641		$12,275		$25,004
Portion of rental payments deemed to be interest	63,503		60,789		60,215		60,136		51,090

Total Fixed Charges	$90,140		$80,411		$75,856		$72,411		$76,094

Ratio of Earnings to Fixed Charges:
	16.6	x	17.9	x	16.4	x	16.4	x	12.6	x

(a)	Includes the impact of the following items: $31.5 million pre-tax restructuring charge and a $21.1 million pre-tax reduction in operating profit due to a change in revenue recognition related to the transformation of Sweets from a primarily print catalogue to a bundled print and online service. In 2006, as a result of the adoption of Financial Accounting Standards Board’s Statement No. 123(R), “Share Based Payment”, the Company incurred stock-based compensation expense of $136.2 million. Included in this expense is a one-time charge for the elimination of the Company’s restoration stock option program of $23.8 million. In 2005, stock-based compensation was $51.1 million.

(b)	2005 includes a $6.8 million pre-tax gain on sale of Corporate Value Consulting (CVC), a $5.5 million pre-tax loss on the sale of The Healthcare Information Group (see Note 2 to the Company’s Consolidated Financial Statements for the year ended December 31, 2006) and a $23.2 million pre-tax charge for the restructuring of select operations (see Note 14 to the Company’s Consolidated Financial Statements for the year ended December 31, 2006).

(c)	2003 includes a $131.3 million pre-tax gain on the sale of 45% interest of Rock-McGraw, Inc.

(d)	2002 includes a $14.5 million pre-tax loss on the sale of MMS International.

(e)	For purposes of computing the ratio of earnings to fixed charges, “earnings from continuing operations before income tax expense” excludes undistributed equity in income of less than 50%-owned companies, primarily the Company’s earnings in its 45% interest in Rock-McGraw, Inc., which was sold in 2003. The Rock-McGraw earnings for years ended December 31, are as follows: 2003 $16.6 million; 2002 $13.9 million and 2001 $9.7 million. The Company did not have earnings from Rock-McGraw in 2006, 2005 and 2004. “Fixed charges” consist of (1) interest on debt and interest related to the sale leaseback of Rock-McGraw, Inc. (see Note 13 to the Company’s Consolidated Financial Statements for the year ended December 31, 2006) and (2) the portion of the Company’s rental expense deemed representative of the interest factor in rental expense.